SO 3/16/04

[redacted]RITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

04003532

VF 3-4-04

ANNUAL AUDITED R
FORM X-17A-5
PART III

FACING PAGE
ıııormation Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5 Thereunder

SEC FILE NO.
8-25130

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

T. ROWE PRICE INVESTMENT SERVICES, INC.

Official Use Only

FIRM ID. NO.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FEB 27 2004

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

100 EAST PRATT STREET
(No. and Street)

BALTIMORE (City) MD (State) 21202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA A. O'CONNOR 410-345-6842
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

111 SOUTH CALVERT STREET	BALTIMORE	MARYLAND	21202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AW

OATH OR AFFIRMATION

I, Barbara A. O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of T. Rowe Price Investment Services, Inc. as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Barbara A. O'Connor
Vice President & Treasurer

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sale Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit *(none noted)*
X	(o)	Independent Auditors' Report on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

T. ROWE PRICE INVESTMENT SERVICES, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

(For Public Disclosure)

KPMG

KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report

Board of Directors
T. Rowe Price Investment Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of T. Rowe Price Investment Services, Inc. (the Company) as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of T. Rowe Price Investment Services, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 23, 2004

T. ROWE PRICE INVESTMENT SERVICES, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash and cash equivalents	$	4,966,000
Receivables		1,008,000
Property and equipment, net of accumulated depreciation of $2,839,000		2,275,000
Other assets		873,000
	$	9,122,000

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Intercompany payable to parent	$	2,136,000
Accounts payable and accrued liabilities		438,000
Total liabilities		2,574,000
Stockholder's equity		
Common stock, $5.00 par value - 20,000 shares authorized; 300 shares issued and outstanding		2,000
Additional capital in excess of par value		1,209,000
Retained earnings		5,337,000
Total stockholder's equity		6,548,000
	$	9,122,000

The accompanying notes are an integral part of this consolidated financial statement.

T. ROWE PRICE INVESTMENT SERVICES, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

T. Rowe Price Investment Services, a wholly-owned subsidiary of T. Rowe Price Associates, provides discount brokerage services on a fully disclosed basis through Pershing LLC. We also are the underwriter and distributor of the no-load T. Rowe Price mutual funds and the Alaska and Maryland college savings plans for which Price Associates and an affiliate act as investment advisers. Price Associates is a wholly-owned subsidiary of T. Rowe Price Group.

Basis of preparation
Our consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of estimates made by management. Actual results may vary from those estimates. Our statement of financial condition includes the accounts of TRP Distribution, our wholly-owned subsidiary. All material intercompany accounts and transactions are eliminated in consolidation.

Cash and cash equivalents
Cash equivalents consist of short-term, highly liquid investments in T. Rowe Price money market mutual funds. The cost of these investments is equivalent to fair value.

Concentration of credit risk
Concentration of credit risk in accounts receivable is believed to be minimal in that customers generally have substantial assets and, as discussed in Note 2, receivables are collateralized.

As the introducing broker, we indemnify the clearing broker for losses sustained in the normal course of business whenever customers fail to settle trades.

Property and equipment
Property and equipment is stated at cost net of accumulated amortization and depreciation computed using the straight-line method. Provisions for amortization and depreciation are based on estimated weighted average useful lives of 5 years for furniture and equipment, 3 years for computer and communications equipment, and 7 years for leasehold improvements.

T. ROWE PRICE INVESTMENT SERVICES, INC.
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

NOTE 1 -- NET CAPITAL REQUIREMENTS

Investment Services is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2003, statutorily computed net capital of $3,269,000 was substantially in excess of required net capital of $250,000. The aggregate indebtedness to net capital ratio was .77 to 1 at the end of 2003.

Investment Services and Price Associates have entered into an agreement whereby Price Associates will contribute additional capital to Investment Services if necessary to ensure that Investment Services maintains an aggregate indebtedness to net capital ratio of no more than 10 to 1. This agreement is automatically renewed annually in June unless terminated with thirty days notice.

Cash of $200,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 2 -- RECEIVABLES AND PAYABLE TO T. ROWE PRICE MUTUAL FUNDS

Investment Services receives and executes orders for purchases and sales of shares in the T. Rowe Price funds on behalf of its customers. Other assets and accounts payable and accrued liabilities include $227,000 due from customers and payable to the funds on uncompleted transactions. Fund shares purchased by customers are collateral for these receivables and are not reflected in the accompanying consolidated financial statement.

NOTE 3 -- TRANSACTIONS WITH AND INTERCOMPANY PAYABLE TO PARENT

All operating expenses incurred and recorded by Investment Services are paid on our behalf by Price Associates. Under our agreement to distribute shares of the T. Rowe Price mutual funds, we incur certain costs for which we are compensated an equal amount of administrative revenues by the funds' sponsor and our parent, T. Rowe Price Associates. Investment Services is charged for all expenses and credited for our administrative revenues. Periodically we settle our intercompany due to or from Price Associates by cash transfer.

In June 2000, we began offering Advisor Class shares in certain T. Rowe Price funds. In addition, in October 2003, we began offering R Class shares in certain T. Rowe Price funds. The funds charge these share classes a 12b-1 distribution fee that is passed through to third parties which distribute these shares to their clients. Because the obligation to pay these fees to third parties is limited to amounts charged by the funds, we have instructed that these fees be paid on our behalf directly to the appropriate third parties. Accordingly, no receivable or payable related thereto is recorded in our statement of financial condition.

NOTE 4 – INCOME TAXES

The provision for income taxes is computed at statutory rates based on taxable income determined on a separate return basis. Results of our operations are included in Price Group's consolidated federal tax return. Accordingly, the federal income tax liability is included in the intercompany payable to parent.

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. The net deferred tax asset of $488,000 at December 31, 2003 is included in other assets and arises mainly from temporary differences associated with depreciation of property and equipment. Our effective tax rate is different from the expected statutory rate primarily due to a change in the valuation allowance for state tax benefits arising from net operating losses accumulated in prior years.

KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
T. Rowe Price Investment Services, Inc.:

In planning and performing our audit of the consolidated financial statements of T. Rowe Price Investment Services, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System and; obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2004